FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2008
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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Not applicable.

Table of Contents
(1)	Press Release, “Dr. Reddy’s enters into drug discovery collaboration with 7TM Pharma on selected drug targets,” March 10, 2008

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Hyderabad, India, March 10, 2008
Dr. Reddy’s enters into drug discovery collaboration with 7TM Pharma on selected drug targets
Dr. Reddy’s Laboratories (NYSE: RDY) and 7TM Pharma announced today the signing of drug discovery collaboration on selected drug targets in the area of metabolic disorders.
Under the terms of the agreement, Dr. Reddy’s and 7TM Pharma will collaborate to identify clinical candidates for pre-selected targets. Both the parties will jointly develop these candidates from the pre-clinical stage up to Phase IIa (proof-of-concept). On successful completion of a Phase IIa study, the companies may either license-out the candidate for further development and commercialization to a larger pharmaceutical company or continue the further co-development and commercialization jointly. The financial terms of the agreement have not been disclosed.
Mette Kirstine Agger, CEO of 7TM Pharma commented: “It is exciting to be working with Dr Reddy’s, as they have developed strong R&D capabilities and combining this with 7TMs expertise in the GPCR area and SD3 (7TM’s technology platform) we are looking forward to a fruitful collaboration”
Dr. Rajinder Kumar, President of Research, Development and Commercialization, Dr. Reddy’s, commented, “7TM has established a track record as one of the leading Drug Discovery companies focusing on GPCRs, and we are excited at the prospects of combining 7TM’s capabilities with Dr. Reddy’s to discover and develop innovative products.”
Notes to the Editor
About 7TM Receptors (GPCRs): 7TM receptors (GPCRs) contain a generic protein structure of 7 bundled transmembrane (7TM) helices that is extensively used for a variety of stimuli e.g. photons, monoamines, fatty acids, peptide hormones, and glycoproteins. Approximately 40% of today’s prescription drugs target 7TM receptors, but utilize only 5% of the known 7TM receptor targets. 7TM Pharma is tightly integrating its structure based drug discovery approach, Site-Directed Drug Discovery®, with traditional medicinal chemistry and expert knowledge on peptides and has thereby created a drug discovery platform that accelerates the generation of new drugs targeting 7TM receptors.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr Reddy’s
Dr. Reddy’s Laboratories was established in 1984 in Hyderabad, India, and is a global pharmaceutical company with proven research capabilities. Dr. Reddy’s conducts research in the areas of diabetes, obesity, cardiovascular diseases, anti-infectives and inflammation. The Indian based company produces finished dosage forms, active pharmaceutical ingredients and biotechnology products which are marketed globally, with focus on India, US, Europe and Russia. (www.drreddys.com)

About 7TM Pharma
7TM Pharma is a biotech company focusing on discovery and development of new drugs targeting 7TM receptors. 7TM Pharma’s primary therapeutic area is metabolic diseases, including obesity, Type 2 diabetes and cardiovascular diseases.
The basis for 7TM Pharma’s drug discovery is a thorough and comprehensive knowledge about 7TM receptors including their structure, function and pharmacology which the company uses in the design of new potential drugs. In recent years, the company has established a broad pipeline of research and development programs based on in-house drug discovery and development, and entered into several research partnerships, including with Ortho-McNeil Inc. (a subsidiary of Johnson & Johnson).
Since its inception in 2000, 7TM Pharma has raised DKK 610 million (EUR 82 million). Investors include Index Ventures, Novo A/S, Alta Partners, LD Pensions, Johnson & Johnson Development Corporation, Dansk Innovationsinvestering, Sofinnova Capital, Healthcare Private Equity Limited Partnership, Lombard Odier Darier Hentsch & Cie, SR One, Global Life Science Ventures, Baker/Tisch Investments, Credit Agricole Private Equity, GIMV and BioMedinvest AG.
For more information on 7TM Pharma, please visit www.7tm.com
7TM Pharma Contact person:
   Mette Kirstine Agger, CEO
   Tel: +45 39 25 77 77
   Email: agger@7tm.com
Dr. Reddy’s Contact Information:
Investors and Financial Analysts:
   Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
   Mythili Mamidanna at mythilim@drreddys.com or on +91-40-66511620

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: April 4, 2008		Name:	V. Viswanath
		Title:	Company Secretary

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